THE ARVIND MILLS LIMITED

Naroda Road, Ahmedabad-380 025. India.
Phone : (079) 2203030 **Fax :** (079) 2201396

A MEMBER OF THE LALBHAI GROUP

October 30, 2001

Securities & Exchange Commission
Office of International -
Corporate Finance
Room 3094 - Stop 3-6
450 Fifth Street, N. W.
WASHINGTON, DC [redacted]

BY AIR MAIL

Dear Sirs,

Sub: Quaterly Unaudited Financial Results for
the quarter ended on 30th September, 2001

We furnish herewith quarterly unaudited financial results for the quarter ended on 30th September, 2001 approved by the Board of Directors of the Company at their meeting held on 30th October, 2001.

Thanking you,

Yours faithfully,

Asst. Company Secretary

Encl : As above.

Arvind

THE ARVIND MILLS LIMITED

Naroda Road, Ahmedabad - 380 025, India.
Phone : (079) 2203030 Fax : (079) 2201396

A MEMBER OF THE LALBHAI GROUP

Unaudited Financial Results
for the quarter ended on 30th September,2001

[Rs.in crores]

Sr.No.	Particulars	Quarter ended on 30/9/2001	Quarter ended on 30/09/2000	Cumulative upto 30/09/2001	Year ended on 31/03/2000 (Audited)
		(1)	(2)	(3)	(4)
1	Net Sales/Income from Operations	339.39	293.49	1862.94	1215.97
2	Other Income	3.29	-8.49	19.82	30.39
3	Total Expenditure				
	a) (Increase)/decrease in stocks	(5.76)	(9.92)	-2.44	40.57
	b) Consumption of raw materials and finished goods purchased	148.01	143.65	833.69	561.06
	c) Power & Fuel	42.58	41.49	258.10	136.01
	d) Stores consumption	29.76	30.67	175.68	116.51
	e) Staff cost	23.91	20.93	137.78	83.03
	f) Other expenditure	38.89	34.5	238.12	195.37
		277.39	261.32	1640.93	1132.55
4	Interest and Finance Costs (Net)	72.77	87.31	469.92	264.33
5	Gross Profit/(Loss) after Interest & Finance Costs but before extra-ordinary items,depreciation and taxation (1+2-3-4)	(7.48)	(63.63)	(228.09)	(150.52)
6	Extra-ordinary items (Net Income)				44.24
7	Depreciation	37.11	45.19	222.97	165.15
8	Provision for Taxation				
9	Net Profit/(Loss) (5+6-7-8)	(44.59)	(108.82)	(451.06)	(271.43)
10	Paid up Equity Share Capital (Face Value Rs.10/- per share)	100.55	100.55	100.55	100.55
11	Reserves (excluding Revaluation Reserve) as per Balance Sheet of previous accounting year				720.96
12	Basic Earning Per Share (Rs.) - (not annualised)	(4.61)	(11.06)	(46.15)	(27.95)

For The Arvind Mills Limited

Arvind N.Lalbhai
Chairman & Managing Director

Ahmedabad
30th October,2001

Notes :

1. The financial year of the company has been extended by 6 months to end on 30th September,2001
2. Cumulative figures upto 30th September,2001 are for 18 months period.
3. Depreciation for this financial year is not comparable to that of the previous year due to revaluation of assets effective from 1st April,2000.
4. The figures for the year ended on 31st March,2000 include operations of Garments Business upto 31st December,1999 and hence are not comparable with the cumulative figures upto 30th September,2001.
5. The Company has initiated the process for financial restructuring of its debts. In order to implement the Restructuring Proposal, the Company has filed petition with High Court of Gujarat u/s 391 of the Companies Act,1956 for approval of scheme of arrangement with creditors. The above results have been prepared without considering the financial impact of the Restructuring Scheme.
6. Figures of previous year and current year have been regrouped wherever necessary.
7. The above results have been taken on record by the Board of Directors at their meeting held on 30th October,2001

Arvind